UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ebix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

278715206

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278715206

1.	Names of Reporting Persons Steven D. Lebowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 811,575 (1) (2)

	6.	Shared Voting Power 969,681(1) (3)

	7.	Sole Dispositive Power 811,575 (1) (2)

	8.	Shared Dispositive Power 969,681(1) (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,256(1) (2) (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.65%(4)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of December 31, 2016.

(2) This number includes shares beneficially owned by The Lebowitz Family, LLC, a trust over which Mr. Lebowitz serves as a co-trustee and has sole voting and sole dispositive power.

(3) This number includes shares beneficially owned by (a) Deborah P. Lebowitz, (b) The Steven & Deborah Lebowitz Foundation and (c) the Lebowitz Family Trust — 1986, dated October 7, 1986, as amended (the “Trust”), a revocable living trust over which Mr. Lebowitz serves as a co-trustee and has shared voting and shared dispositive power.

(4) As of the date of this filing, based on 31,499,246 shares of common stock of Ebix, Inc. (the “Issuer”) outstanding as of February 27, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on March 1, 2017.

CUSIP No. 278715206

1.	Names of Reporting Persons Deborah P. Lebowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 969,681(1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 969,681(1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 969,681(1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.08%(3)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of December 31, 2016.

(2) This number includes shares beneficially owned by (a) The Steven & Deborah Lebowitz Foundation and (b) the Trust, a revocable living trust over which Mrs. Lebowitz serves as a co-trustee and has shared voting and shared dispositive power.

(3) As of the date of this filing, based on 31,499,246 shares of common stock of the Issuer outstanding as of February 27, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on March 1, 2017.

CUSIP No. 278715206

1.	Names of Reporting Persons The Steven & Deborah Lebowitz Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 20,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 20,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.06%(2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares reported as beneficially owned is as of December 31, 2016.

(2) As of the date of this filing, based on 31,499,246 shares of common stock of the Issuer outstanding as of February 27, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on March 1, 2017.

CUSIP No. 278715206

1.	Names of Reporting Persons The Lebowitz Family, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 92,500(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 92,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,500(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.29%(2)

12.	Type of Reporting Person (See Instructions) PN

(1) The number of shares reported as beneficially owned is as of December 31, 2016.

(2) As of the date of this filing, based on 31,499,246 shares of common stock of the Issuer outstanding as of February 27, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission on March 1, 2017.

Item 1.
	(a)	Name of Issuer Ebix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1 Ebix Way Johns Creek, GA 30097

Item 2.
	(a)	Name of Person Filing Steven D. Lebowitz Deborah P. Lebowitz The Steven & Deborah Lebowitz Foundation The Lebowitz Family, LLC
	(b)	Address of Principal Business Office or, if none, Residence 1333 Second Street, Suite 650 Santa Monica, CA 90401
	(c)	Citizenship Steven D. Lebowitz – United States Deborah P. Lebowitz – United States The Steven & Deborah Lebowitz Foundation – California The Lebowitz Family, LLC – Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 278715206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership**
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Steven D. Lebowitz: 1,781,256 Deborah P. Lebowitz: 969,681 The Steven & Deborah Lebowitz Foundation: 20,000 The Lebowitz Family, LLC: 92,500
	(b)	Percent of class: Steven D. Lebowitz: 5.65% Deborah P. Lebowitz: 3.08% The Steven & Deborah Lebowitz Foundation: 0.06% The Lebowitz Family, LLC: 0.29%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: Steven D. Lebowitz: 811,575 Deborah P. Lebowitz: 0 The Steven & Deborah Lebowitz Foundation: 0 The Lebowitz Family, LLC: 0
		(ii)	Shared power to vote or to direct the vote: Steven D. Lebowitz: 969,681 Deborah P. Lebowitz: 969,681 The Steven & Deborah Lebowitz Foundation: 20,000 The Lebowitz Family, LLC: 92,500
		(iii)	Sole power to dispose or to direct the disposition of: Steven D. Lebowitz: 811,575 Deborah P. Lebowitz: 0 The Steven & Deborah Lebowitz Foundation: 0 The Lebowitz Family, LLC: 0
		(iv)	Shared power to dispose or to direct the disposition of: Steven D. Lebowitz: 969,681 Deborah P. Lebowitz: 969,681 The Steven & Deborah Lebowitz Foundation: 20,000 The Lebowitz Family, LLC: 92,500

** See footnotes on the cover pages, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit B.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven D. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

The Steven & Deborah Lebowitz Foundation

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

The Lebowitz Family, LLC

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Date: April 12, 2017

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Item 8 Statement.

Exhibit C. (1)	Power of Attorney.

(1) Power of Attorney previously filed as Exhibit C to Schedule 13G with regard to the Issuer filed with the U.S. Securities and Exchange Commission on February 16, 2016 by Steven D. Lebowitz, Deborah P. Lebowitz, The Steven & Deborah Lebowitz Foundation and The Lebowitz Family, LLC, is incorporated herein by reference.